GRAMMER ROAD HOLDINGS, LTD.
SUBSCRIPTION AND SHAREHOLDER AGREEMENT

The undersigned hereby agrees to subscribe to [SHARES] preferred shares (the "Shares") of Grammer Road Holdings, LTD. (the "Company") at a price of $0.50 per share for a total sum of $ $[AMOUNT] immediately upon execution of this Subscription Agreement.

The undersigned hereby represents and agrees as follows:

I. Representations and Warranties

The undersigned hereby represents and warrants to, and agrees with, the Company, that the undersigned is aware of the following:

1.   The Shares are speculative investments which involve a substantial degree of risk of loss by the undersigned of the undersigned's entire investment in the Company and that the undersigned understands and takes full cognizance of the risk factors related to the purchase of the Shares.

2.   There are significant restrictions on the transferability of the Shares. The Shares will not be, and the investors will have no rights to require that the Shares be registered under the Securities Act of 1933 (the "Act") or any state securities laws. There is no public market for the Shares and none is expected to develop; and, accordingly; it may not be possible for the undersigned to liquidate the undersigned's investment in the Company.

3.   NO FEDERAL OR STATE AGENCY HAS MADE ANY FINDINGS AS TO THE FAIRNESS OF THE TERMS OF THE OFFERING.

4.   Any projections or predictions that may have been made available to investors are based on estimates, assumptions and forecasts, which may prove to be incorrect; and no assurance is given that actual results will correspond with the results contemplated by the various projections.

5.   The undersigned is financially responsible, able to meet all obligations hereunder, and acknowledges that this investment will be long-term and is by nature speculative.

6.   That the undersigned has been advised to consult with the undersigned's own attorney regarding legal matters concerning an investment in the Company and has done so to the extent the undersigned considers necessary.

7.   The undersigned certifies, under penalty of perjury that the social security or tax identification number shown on the Signature Page is true, correct and complete, and that the undersigned is not subject to backup withholding.

8.   The Company has only recently been formed and has no financial and operating history and there are substantial risks incident to the purchase of the Shares.

9.   The undersigned must bear the economic risk of the investment in the Company for an indefinite period of time since the Shares have not been registered under the Securities Act of 1933 and, therefore, cannot be sold or transferred unless either they are subsequently registered under said Act (as well as under any applicable state securities laws) or an exemption from such registration is available. There is no established market for the Shares, and no public market will develop. Further, the undersigned's right to transfer Shares is restricted and depends upon, among other conditions, the consent of the Company and other Shareholders as provided in this Agreement.

10.   The aggregate number of all of the preferred shares to be issued by Company pursuant to this Offering shall not exceed an aggregate purchase price (unless the Board of Directors of the Company otherwise approves) of $ 2,000,000.00 for the initial offering. Additional offerings may occur in the future.

11.   (a) Preferred shares as reference under paragraph 10(i) shall have the following levels based on purchase amounts:

Level	Shares	Dollar Amount	Destination Benefits	Purchase Benefits
A1	50,000	$25,000	6 Free Nights + 30% off 6 Nights	30% off 6 cases of wine bottles
A2	25,000	$12,500	3 Free Nights + 30% off 6 Nights	30% off 3 cases of wine bottles
A3	16,000	$8,000	2 Free Nights + 30% off 2 Nights	30% off 2 cases of wine bottles
A4	4,000	$2,000	1 Free Night + 30% off 2 Nights	30% off 6 bottles of wine
A5	2,000	$1,000	35% off 3 Nights	30% off 3 bottles of wine
A6	1,000	$500	25% off 2 Nights	30% off 2 bottles of wine

(The undersigned expressly acknowledges that Levels A1, A2, and A3 may require accredited investors be verified.)

The first Five Hundred Thousand (500,000) preferred shares will receive an "early bird" price per share of $0.45, but such shares shall be valued at full price.

    (b) All Preferred Shares receive a 2% annual preferred return on any capital investment. The term "capital investment" as referenced throughout this Agreement shall refer to the price paid for Preferred Shares by the investor, disregarding any discounts granted to "early bird" investors.

    (c) All preferred shares receive 80% of the net cash income less reasonable reserves for operation, expansion and improvements until capital investment is fully repaid.

    (d) After repayment of all outstanding capital investment, all preferred shareholders shall receive a prorated share of 20% of the net cash income less reasonable reserves for operation, expansion and improvements.

(e) All combined Preferred Shares shall receive 100% of the net cash proceeds from the sale of some or all of corporate fixed assets until the outstanding capital investment is fully paid, less reasonable reserves for operation, expansion and improvements. After payment of all outstanding capital investment, all Preferred Shareholders shall receive 20% of net value from any such sale less reasonable reserves for operation, expansion and improvements. (Example for clarification: If a sale of a tract of land owned by Company occurs in order to purchase another tract of land or assets necessary for the operation of the business, no net cash proceeds will be available to Preferred Shareholders. If a sale of a tract of land owned by the Company occurs and no reinvestment is made, then such funds will be available to pay to Preferred Shareholders for outstanding capital investment. In addition, the Company could also finance and encumber assets to repay outstanding capital investment.)

II. Agreements

1.   If the undersigned wishes to transfer, sell or assign his or her Preferred Shares (except to a Grantor Trust created by the Preferred Shareholder if the Trustee of such Trust agrees to comply with the terms of this Agreement) or is required to offer such Shares for sale under the terms of this Agreement, the Preferred Shareholder must first offer such Preferred Shares for sale to the other Shareholders. The other Preferred Shareholders shall have ninety (90) days to exercise this option and pay all amounts due under this Agreement for such Preferred Shares. If more than one Preferred Shareholder elects to purchase the Preferred Shares, the Preferred Shares being sold shall be purchased equally between all the Preferred Shareholders who elect to purchase the Preferred Shares. The purchase price for such Preferred Shares shall be limited to the amount of consideration paid by the undersigned pursuant to this Agreement, and shall NOT include any other compensation, including but not limited to interest on the investment, unpaid income earned on any Preferred Share, appreciation, expansion, debt reduction, inventory, or any other matter resulting in an increase in value.

2.   Upon the death of a Preferred Shareholder (unless the death is the death of a joint tenancy owner wherein the other joint owner shall become the sole owner), the Preferred Shareholder's spouse, heirs, assigns, beneficiaries, legatees, devisees, executors, personal representatives, or trustees shall not be obligated to offer such Preferred Shares for sale under this Agreement, but shall be required to agree to the terms of this Agreement. If the Preferred Shareholder's spouse, heirs, assigns, beneficiaries, legatees, devisees, executors, personal representatives, or trustees do not wish to retain ownership of the Preferred Shares, the Preferred Shares shall be first offered for sale to the other Shareholders. The other Shareholders shall have ninety (90) days to exercise this option and pay all amounts under this Agreement for such Preferred Shares. If more than one Preferred Shareholder elects to purchase the Preferred Shares, the Preferred Shares being sold shall be purchased equally between all the Shareholders who elect to purchase the Preferred Shares. The purchase price for such Preferred Shares shall be limited to the amount of consideration paid by the undersigned pursuant to this Agreement, and shall NOT include any other compensation, including but not limited to interest on the investment, unpaid income earned on any Preferred Share, appreciation, expansion, debt reduction, inventory, or any other matter resulting in an increase in value.

3.   The undersigned acknowledges the terms of this Agreement (including Shareholders' right to purchase) shall also apply if a Preferred Shareholder's marriage is dissolved and the Preferred Shares are directed by agreement or order of Court to be transferred solely to one of the owners or to a party who is not an owner of such Preferred Shares, then the Preferred Shares shall be deemed to have been offered for sale to the other Shareholders. The other Shareholders shall have ninety (90) days to exercise this option and pay all amounts under this Agreement for such Shares. If more than one Shareholder elects to purchase the Preferred Shares, the Preferred Shares being sold shall be purchased equally between all the Shareholders who elect to

purchase the Preferred Shares. The purchase price for such Preferred Shares shall be limited to the amount of consideration paid by the undersigned pursuant to this Agreement, and shall NOT include any other compensation, include any other compensation, including but not limited to interest on the investment, unpaid income earned on any Preferred Share, appreciation, expansion, debt reduction, inventory, or any other matter resulting in an increase in value.

4.   The undersigned acknowledges that if he or she is currently married or later marries or is a party to a civil union, and such spouse or partner in a civil union is not an owner bound by the terms of this Agreement, then such spouse or partner must also consent to this Agreement, or within twenty-one (21) days after a marriage or civil union, the undersigned's new spouse or partner must consent to the terms of this Agreement. If the undersigned's spouse or partner fails or refuses to consent to such Agreement no later than twenty-one (21) days after the marriage or civil union, then the undersigned shall be deemed to have offered his or her Preferred Shares for sale to the other Shareholders. The other Shareholders shall have ninety (90) days to exercise this option and pay all amounts under this Agreement for such Shares. If more than one Shareholder elects to purchase the Preferred Shares, the Preferred Shares being sold shall be purchased equally between all the Shareholders who elect to purchase the Preferred Shares. The purchase price for such Preferred Shares shall be limited to the amount of consideration paid by the undersigned pursuant to this Agreement, and shall NOT include any other compensation, include any other compensation, including but not limited to interest on the investment, unpaid income earned on any Preferred Share, appreciation, expansion, debt reduction, inventory, or any other matter resulting in an increase in value.

5.   The undersigned (or any successor or assign of the undersigned) shall not assign, encumber, pledge, mortgage, or otherwise utilize his or her Preferred Shares for security. If the undersigned assigns, encumbers, pledges, mortgages, or otherwise utilizes his or her Preferred Shares for security, he or she shall be deemed to have offered his or her Preferred Shares for sale to the other Shareholders. The other Shareholders shall have ninety (90) days to exercise this option and pay all amounts under this Agreement for such Shares. If more than one Shareholder elects to purchase the Preferred Shares, the Preferred Shares being sold shall be purchased equally between all the Shareholders who elect to purchase the Preferred Shares. The purchase price for such Preferred Shares shall be limited to the amount of consideration paid by the undersigned pursuant to this Agreement, and shall NOT include any other compensation, include any other compensation, including but not limited to interest on the investment, unpaid income earned on any Preferred Share, appreciation, expansion, debt reduction, inventory, or any other matter resulting in an increase in value.

If the undersigned (or any successor or assign of the undersigned) files bankruptcy, the undersigned shall be deemed to have offered his or her Preferred Shares for sale to the other Shareholders. In addition, if a Shareholder is insolvent or deemed insolvent, said Shareholder shall be deemed to have offered his or her Preferred Shares for sale to the other Shareholders. Notwithstanding, if a Shareholder contemplates the filing of a bankruptcy petition, he or she must offer his or her Preferred Shares for sale to the other Shareholders not less than one hundred twenty days prior to the time a bankruptcy petition is filed. The other Shareholders shall have thirty (30) days to exercise the option and pay all amounts due under this Agreement for such Preferred Shares. If more than one Shareholder elects to purchase the Preferred Shares, the Preferred Shares being sold shall be purchased equally between all the Shareholders who elect to purchase the Preferred Shares. The purchase price for such Preferred Shares shall be limited to the amount of consideration paid by the undersigned pursuant to this Agreement, and shall NOT include any other compensation, including but not limited to interest on the investment, unpaid income earned on any Share, appreciation, land payments made, inventory, or any other value.

6. If the undersigned fails to pay any future amount, he or she is required to pay pursuant to this Subscription Agreement on or before the thirtieth (30th) day after it is due then he or she shall be deemed to offer his or her Preferred Shares for sale to the other Shareholders. The Shareholders shall ninety (90) days to exercise this option and pay all amounts under this Agreement for such Shares. If more than one Shareholder elects to purchase the Preferred Shares, the Preferred Shares being sold shall be purchased equally between all the Shareholders who elect to purchase the Preferred Shares. The purchase price for such Preferred Shares shall be limited to the amount of consideration paid by the undersigned pursuant to this Agreement, and shall NOT include any other compensation, including but not limited to interest on the investment, unpaid income earned on any Share, appreciation, land payments made, inventory, or any other value.

8. The undersigned acknowledges and accepts:

(a) Preferred shares shall be offered to other Preferred Shareholders if preferred shares are to be sold, and to Common Shareholders if such Preferred Shareholders do not elect to purchase such Preferred Shares. Notwithstanding if the Preferred Shareholders do no purchase the Preferred Shares, the Common Shareholders shall the same additional time periods in which to purchase the Preferred Shares; and

(b) Common Shares shall be offered to other Common Shareholders if Common Shares are to be sold, and Preferred Shareholders shall have no rights to purchase Common Shares.

9. The undersigned further acknowledges, consents and agrees that the President, shall have full authority to operate the Company including but not limited to authority to purchase land and make other investments, sell all land and other assets owned by the Company, and to borrow any sums of money he or she deems reasonable to complete the purchase of land or tangible and intangible property.

10. The undersigned acknowledges that Preferred Shareholders shall have NO voting rights and no rights to participate in the management of the Company, unless otherwise amended or granted by the Board of Directors.

11. Notwithstanding the preceding, if allowed through any state or federal change of law allowing the use of a Special Purpose Vehicle ("SPV") with regards to investor reorganization, the undersigned agrees to the following:

(a) If the Investor **is not** a Major Investor ("Major Investor" as described herein shall refer to Common Shareholders and NOT to Preferred Shareholders throughout this paragraph 11), the undersigned, or his or her successors or assigns, hereby appoints, and shall appoint in the future upon request, the Designated Lead Investor as the undersigned's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the undersigned, (i) give and receive notices and communications, (ii) execute any instrument or document that the Designated Lead Investor determines is necessary or appropriate in the exercise of its authority under this instrument and (iii) take all actions necessary or appropriate in the judgment of the Designated Lead Investor for the accomplishment of the foregoing. The proxy and power granted by the undersigned pursuant to this subparagraph 11(a) are coupled with an interest.

Such proxy and power will be irrevocable. The proxy and power, so long as the undersigned is an individual, will survive the death, incompetency and disability of the undersigned and, so long as the undersigned as agent for an entity, will survive the merger or reorganization of the entity/investor or any other entity holding this instrument. The Designated Lead Investor is an intended third-party beneficiary of this subparagraph 11(a) and subparagraph 11(c) and has the right, power and authority to enforce the provisions hereof as though it was a party hereto.

(b)   If the undersigned **is not** a Major Investor, such being a Preferred Shareholder, the undersigned hereby appoints, and shall appoint in the future upon request, the then-current Chief Executive Officer of the Company (the "**CEO**"), as the undersigned's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the undersigned, (i) vote all shares of the stock issued pursuant to the terms of this Agreement as the holders of a majority of the shares of Preferred Stock vote, if any voting rights exist (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the undersigned pursuant to this subparagraph 11(b) are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the undersigned is an individual, will survive the death, incompetency and disability of the undersigned and, so long as the undersigned as agent for the an entity, will survive the merger or reorganization of the entity or any other entity holding Preferred Shares issued pursuant to the terms of this Agreement. The CEO is an intended third-party beneficiary of this subparagraph 11(b) and subparagraph 11(c) and has the right, power and authority to enforce the provisions hereof as though he or she was a party hereto.

(c)   If the Investor **is not** a Major Investor, specifically a Preferred Shareholder:

(i)   Other than with respect to the gross negligence or willful misconduct of the Designated Lead Investor or the CEO, in his or her capacity as the undersigned's true and lawful proxy and attorney pursuant to subparagraph 11(b) (collectively, the "**Proxy**"), the Proxy will not be liable for any act done or omitted in his, her or its capacity as representative of the undersigned pursuant to this instrument while acting in good faith, and any act done or omitted pursuant to the written advice of outside counsel will be conclusive evidence of such good faith. The Proxy has no duties or responsibilities except those expressly set forth in this instrument, and no implied covenants, functions, responsibilities, duties, obligations or liabilities on behalf of the undersigned otherwise exist against the Proxy. The undersigned shall indemnify, defend and hold harmless the Proxy from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, "**Proxy Losses**") arising out of or in connection with any act done or omitted in the Proxy's capacity as representative of the undersigned pursuant to this Agreement, in each case as such Proxy Losses are suffered or incurred; *provided*, that in the event that any such Proxy Losses are finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Proxy, the Proxy (or, in the case of the CEO, the Company) shall reimburse the undersigned the amount of such indemnified Proxy Losses to the extent attributable to such gross negligence or willful misconduct (provided that the Proxy's aggregate liability hereunder shall in no event exceed the amount paid by the undersigned to purchase the Preferred Shares. In no event will the Proxy be required to advance his, her or its own funds on behalf of the undersigned or otherwise. The undersigned acknowledges and agrees that the foregoing indemnities will survive the resignation or removal of the Proxy or the termination of this Agreement.

(ii)   A decision, act, consent or instruction of the Proxy constitutes a decision of the undersigned and is final, binding and conclusive upon the undersigned. The Company, stockholders of the Company and any other third party may rely upon any decision, act, consent or instruction of the Proxy as being the decision, act, consent or instruction of the undersigned. The Company, stockholders of the Company and any other third party are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Proxy.

(d)   The undersigned hereby agrees to take any and all actions determined by the Company's Board of Directors in good faith to be advisable to reorganize this instrument and any Preferred Shares issued pursuant to the terms of this Agreement into a special-purpose vehicle or other entity designed to aggregate the interests of holders of Preferred Shares.

12.   The undersigned agrees that Board of Directors and the Officers as established by the Board of Directors shall be entitled to reasonable compensation as set forth in the initial resolutions for the Company. The undersigned further agrees and acknowledges that such compensation may be adjusted from time to time by the Board of Directors or Officers as determined in their sole discretion.

13.   All notices or other communications given or made hereunder shall be in writing and shall be delivered or mailed by registered or certified mail, return receipt requested, postage prepaid, to the Company at the address set forth on the instructions page hereof and to the undersigned at the address set forth on the signature page hereof.

14.   This Agreement shall be governed by and construed in accordance with the laws of the State of Illinois, without reference to conflict of law principles, and the undersigned consents to the jurisdiction of a Circuit Court of Jackson County, Illinois for the enforcement of this Agreement.

15.   The Preferred Shares are speculative investments which involve a substantial degree of risk of loss by the undersigned of the undersigned's entire investment in the Company and that the undersigned understands and is fully aware of the risk factors related to the purchase of the Preferred Shares.

16.   There are significant restrictions on the transferability of the Preferred Shares; the Preferred Shares will not be, and the undersigned will have no rights to require that the Preferred Shares be registered under the Securities Act of 1933 or any state securities laws; there is no public market for the Preferred Shares and none is expected to develop; and, accordingly, it may not be possible for the undersigned to liquidate the undersigned's investment in the Company.

17.   The undersigned is financially responsible, able to meet all obligations hereunder, and acknowledges that this investment will be long-terms and is by nature speculative.

18.   The undersigned must bear the economic risk of his or her investment in the Company for an indefinite period of time since the Preferred Shares have not been registered under the Securities Act of 1933 and, therefore, cannot be sold or transferred unless either they are subsequently registered under said Act (as well as under any applicable state securities laws) or an exemption from such registration is available. There is no established market for the Preferred Shares, and no public market will develop. Further, the undersigned's right to transfer Preferred Shares is restricted and depends upon, among other conditions, the consent of the other Preferred Shareholders as provided in this Agreement.

19.   This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes any prior or contemporaneous understandings, representations, warranties or agreements (whether oral or written) and may be amended only by a writing executed by all parties.

20.   This Agreement shall be binding on the heirs, successors, representatives, assigns, devisees, legatees and beneficiaries of the undersigned.

21.   If any of this Agreement is deemed invalid, illegal or unconstitutional by any Court of competent jurisdiction, then only such provision shall be deemed invalid, illegal or unconstitutional, and the remaining provisions of this Agreement shall be deemed valid and enforceable.

22.   This Agreement may be executed in counterparts with the same force and effect as though all parties had executed one Agreement.

23.   If the Company determines, in its sole discretion, that it is likely that within six months the securities of the Company will be held of record by a number of persons that would require the Company to register a class of its equity securities under the Securities Exchange Act of 1934, as amended, as required by Section 12(g) thereof, the Company shall have the option to repurchase from the undersigned for the greater of (i) the Purchase Amount or (ii) the fair market value of the Preferred Shares, as determined by an independent appraiser of securities chosen by the Company (such repurchase, the "**Repurchase**," and such greater value, the "**Repurchase Value**"); *provided, however*, that, in the event a financing organization procedure occurs within three months after the Repurchase and the Repurchase Value is less than the Aggregate Value (as defined below) of the Preferred Shares the undersigned would have received had the Repurchase not occurred (where such value is determined by multiplying the number of Preferred Shares by the Conversion Price and is referred to as the "**Aggregate Value**"), the Company shall pay to the undersigned an amount equal to the difference between the Aggregate Value and the Repurchase Value promptly following the consummation of the financing organization procedure. Such independent appraiser shall be regularly engaged in the valuation of securities. The foregoing repurchase option terminates upon a Change of Control or Dissolution Event.

[THE REMAINDER OF THIS PAGE IS LEFT INTENTIONALLY BLANK AND SIGNATORY PAGES ARE ON THE NEXT PAGE]

IN WITNESS WHEREOF, the parties have executed this agreement as of __[EFFECTIVE DATE]__.

Number of Shares: __[SHARES]__

Aggregate Purchase Price: $[AMOUNT]

COMPANY:

GRAMMER ROAD HOLDINGS LTD

Founder Signature

Name: _____[FOUNDER_NAME]_____

Title: _____[FOUNDER_TITLE]_____

Read and Approved (For IRA Use Only):   **SUBSCRIBER:**

Investor Signature

By: _____   By: _____

Name: _____[INVESTOR NAME]_____

Title: _____[INVESTOR TITLE]_____

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[X] Not Accredited